

June 24, 2015

Via Email
Curtis E. Espeland
Executive Vice President
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

> **Re: Eastman Chemical Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2014**
> **File No. 1-12626**

Dear Mr. Espeland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Estimates, page 35

Impairment of Long-Lived Assets, page 36

Goodwill, page 36

1.   We note that you have identified the specialty fluids reporting unit, which is included in the Specialty Fluids & Intermediates reportable segment, as having a fair value that approximates its carrying value.

As your discussion and analysis of the Specialty Fluids & Intermediates operating results provides investors with little direct information about the specialty fluids reporting unit, please expand your disclosure to include:

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance.

2. We note your statement the specialty fluids reporting unit was acquired from Solution Inc. It appears from your disclosures on pages 16 and 17 that you have also included the aviation turbine oil business within this reporting unit. If this is correct, please revise your disclosures to clarify. Otherwise, please reconcile your disclosure that the goodwill allocated to this reporting unit totals $545 million with your disclosures on page 97 of your fiscal year 2012 Form 10-K and page 92 of your fiscal year 2013 Form 10-K that $463 million of goodwill was allocated to the Specialty Fluids & Intermediates reporting unit from the acquisition of Solutia Inc. with minimal adjustments to this goodwill balance after finalizing the fair value of assets and liabilities acquired from Solutia Inc. and from currency translation adjustments.

Non-GAAP and Pro Forma Combined Financial Measures, page 41

3. We note that you are presenting non-GAAP measures that are excluding the effect of transactions, costs, and losses or gains that do not directly arise from Eastman's normal, or "core", business and operations, or are otherwise of an unusual or non-recurring nature. We further note that you are including the term, non-recurring, within the presentation of the non-GAAP measures. Please tell us how the adjustments presented for each period presented meet the definition of non-recurring within Item 10(e)(1)(ii)(b) of Regulation S-K. Otherwise, please remove this term from your presentation and discussion of your non-GAAP measures.

Results of Operations, page 45

Summary of Consolidated Results, page 45

Asset Impairments and Restructuring Charges, Net, page 48

4.   We note you have recorded material restructuring charges, including severance charges, of $77 million, $76 million, and $120 million in 2014, 2013, and 2012, respectively, and a $109 million charge in the first quarter of 2015. Please expand your disclosure to quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings for your fiscal year 2014 restructuring activities.   For your prior year restructuring activities, please disclose if the anticipated cost savings were realized. If actual savings have not been achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Provision for Income Taxes from Continuing Operations, page 51

5.   We note your effective tax rate decreased from 30% in 2013 to 24% in 2014. Please expand your disclosure to separately quantify the impact the three factors disclosed had on the corresponding effective tax rate, as these three factors are not separately identified in your effective tax rate reconciliation presented on page 101. Please also provide a discussion about how the integration of Solutia's business operations and legal entity structures benefited your effective tax rate for fiscal year 2014.

Summary by Customer Location, page 63

6.   We note that your foreign operations represents approximately 53-56% of sales for each period presented. However, foreign earnings (loss) from continuing operations before income taxes has varied widely as a percentage of total earnings (loss) from continuing operations before income taxes for each period presented with fiscal year 2014 at 26.7%, fiscal year 2013 at 14.4%, and fiscal year 2012 at (0.3)%. Please include a discussion and analysis of the impact of your foreign operations on your earnings (loss) from continuing operations before income taxes that provides the material factors impacting your foreign results of operations. Please also discuss the specific business, economic and competitive factors that caused the material decrease in your United States earnings from continuing operations before income taxes margin for fiscal year 2014. The disclosure should enable a reader to understand the magnitude of each factor. Finally, please disclose whether these factors are expected to have a continuing impact on your future operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Financial Statements, page 77

Note 2- Acquisitions, page 90

7.   Please expand your disclosure of the preliminary purchase price allocation for the
        Taminco acquisition to provide the disclosures required by ASC 805-20-50-4A.

Note 8- Provision for Income Taxes, page 100

8.   Please confirm to us that the foreign rate variance line item of the effective tax rate
        reconciliation only includes the difference between the rate at which foreign earnings are
        taxed versus what the tax would be under the US tax rate. Otherwise, please provide us
        with a description of the components within this line item along with the amount. In this
        regard, we note that this line item has the largest impact to the effective tax rate.
        However, your analysis of the effective tax rates in MD&A does not mention foreign
        earnings and the lower foreign tax rates as a material factor.

Note 11- Retirement Plans, page 110

9.   We note your disclosure on page 114 that you did not change to the recently published
        RP-2014 table as the current RP-2000 table with scale AA more closely aligns with your
        experience. Please tell us, to the extent the adoption of the RP-2014 table would have
        been material to your financial statements, why the RP-2000 table provides the best
        estimate of future mortality experience in light of the improvements to mortality
        documented in the RP-2014 table.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser, (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief